Exhibit 12.1

ASSURED GUARANTY LTD.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Income (loss) before income taxes	$1,142	$132	$1,029	$534	$109
Fixed Charges	85	95	103	104	66
Income (loss) as adjusted	1,227	227	1,132	638	175
Fixed charges:
Interest expense	82	92	99	100	63
Portion of rents representative of the interest factor	3	3	4	4	3
Total fixed charges	$85	$95	$103	$104	$66
Ratio of consolidated earnings to fixed charges	14.4	2.4	11.0	6.1	2.7